PricewaterhouseCoopers LLP
Chartered Accountants
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Calgary, Alberta
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Consent of Independent Accountants

We hereby consent to the inclusion in this Annual Report on Form 40-F/A of OPTI Canada Inc. of our report dated February 24, 2009 (except for Note 2, 4, 6 and 14, which is as of May 25, 2009), relating to the revised and restated financial Statements as at December 31, 2008 and December 31, 2007 and for each of the years in the two year period ended December 31, 2008, which appears in this Annual Report on Form 40-F/A.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
May 25, 2009